Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

DISH Network Corp.	DISH	Q1 2013 Earnings Call	May 9, 2013
Company	Ticker	Event Type	Date

PARTICIPANTS

Corporate Participants

Jason Kiser — Vice President and Treasurer, DISH Network Corp.

R. Stanton Dodge — Secretary, Executive VP & General Counsel, DISH Network Corp.

Joseph P. Clayton — President, Chief Executive Officer & Director, DISH Network Corp.

Robert E. Olson — Chief Financial Officer & Executive Vice President, DISH Network Corp.

Charlie Ergen — Co-founder, Chairman of the Board, DISH Network Corp.

Bernard L. Han — Chief Operating Officer & Executive Vice President, DISH Network Corp.

Thomas A. Cullen — Executive Vice President-Corporate Development, DISH Network Corp.

Other Participants

Douglas Mitchelson — Analyst, Deutsche Bank Securities, Inc.

Benjamin Swinburne — Analyst, Morgan Stanley & Co. LLC

Marci L. Ryvicker — Analyst, Wells Fargo Securities LLC

Philip Cusick — Analyst, JPMorgan Securities LLC

Jeff D. Wlodarczak — Analyst, Pivotal Research Group LLC

Mike McCormack — Analyst, Nomura Securities International, Inc.

Jaison T. Blair — Analyst, Telsey Advisory Group LLC

Bryan D. Kraft — Analyst, Evercore Partners (Securities)

Amy Yong — Analyst, Macquarie Capital (USA), Inc.

Tuna N. Amobi — Analyst, S&P Capital IQ

Liana Baker — Journalist, Thomson Reuters

Alex Sherman — Telecommunications Reporter, Bloomberg News

Paul Taylor — Personal Technology Columnist, Financial Times

Andy Vuong — Business Reporter, Denver Post

Jeffrey Williams — Managing Editor, Satellite Business News

Mike Farrell — Senior Finance Editor, Multichannel News

Greg Avery — Reporter, Denver Business Journal

MANAGEMENT DISCUSSION SECTION

Operator:  Good afternoon. My name is Beth, and I will be your conference operator. At this time, I would like to welcome everyone to the DISH Network Corporation First Quarter Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be two question-and-answer sessions, questions from the analyst community followed by media questions. [Operator Instructions] Thank you.

Jason Kiser, Vice President and Treasurer, you may begin your conference.

www.CallStreet.com  •  1-877-FACTSET  •  Copyright © 2001-2013 CallStreet

Jason Kiser, Vice President and Treasurer

Thanks, Beth. Thanks for enthusiasm on that. Appreciate everybody joining us. I’m Jason Kiser, Treasurer of DISH Network. I’m joined today by Charlie Ergen, our Chairman; Joe Clayton, our CEO; Tom Cullen, Executive Vice President; Bernie Han, COO; Robert Olson, our CFO; Paul Orban, our Controller; and Stanton Dodge, our General Counsel.

Before we go into opening remarks by Joe and Robert, we do need to do our Safe Harbor disclosures. So for that, we’ll turn it over to Stanton.

R. Stanton Dodge, Secretary, Executive VP & General Counsel

Thanks, Jason, and good afternoon, everyone. And thank you for joining. We ask that media representatives not identify participants or their firms in your reports. We also ask that we do not allow audio taping and ask that you respect that.

All statements we make during this call that are not statements of historical fact constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results and from any future results expressed or implied by such forward-looking statements. For a list of those factors, please refer to the front of our 10-Q.

All cautionary statements that we make during this call should be understood as being applicable to any forward-looking statements we make wherever they appear. You should carefully consider the risks described in our reports and should not place undue reliance on any forward-looking statements, which we assume no responsibility for updating.

And with that out of the way, I’ll turn it over to Joe Clayton.

Joseph P. Clayton, President, Chief Executive Officer & Director

Thanks, Stanton, and good afternoon to those of you on the East Coast and good morning to our West Coast participants. Today I’m going to focus my remarks on our pay TV and our broadband businesses. I know that there’s a lot of industry buzz regarding our wireless plans. So Charlie and Tom Cullen are also on the line to take your questions on mobile a little later.

In the first quarter, this marked another important milestone for the DISH pay TV business. Knowing that customers want their video content to be affordable, easy to use and available anywhere, we rolled out our all new Hopper with Sling in February. This award-winning second-generation Hopper includes consumer-friendly features that customers can use to take the at-home DISH TV experience anywhere using both the built-in Sling capabilities and the DISH Anywhere app.

With these features, customers can watch their live and recorded home television content on Internet-connected tablets, smartphones and PCs. What’s more, with the Hopper Transfer app, customers can download DVR content directly to their own mobile device. Now, this app enables viewers to move recorded television to an iPad for viewing even without an Internet connection.

And the DISH Explorer, now this is the app that turns your iPad into both a remote control and an information resource as a second screen. As you all know, this is an exploding trend for tablet owners and it’s changing the way that customers discover and watch content. And of course, the consumer still receives all of the great features of the previous Hopper, like AutoHop, PrimeTime Anytime, and up to 2,000 hours of storage capability, which, by the way, is an industry best.

With all of these capabilities, it’s no wonder that the Hopper has won multiple awards, including the 2013 CES Best of Show. In addition to industry awards, our customers have also voted. For example, at the end of the quarter, all three of our iPad apps were rated four stars or higher in the Apple App Store. Now this indicates that these mobile apps are meeting our customer needs as well.

At DISH we’re fanatics when it comes to giving customers their video content, not only what they want but when, where and how they want it. No other provider can match this experience that is now available for our Hopper customers. As you all saw in our first quarter SAC results, we invested heavily in our DISH brand. This upfront investment is necessary if we’re to substantially improve our sales mix going forward.

In February, as part of our Only the Hopper campaign, we launched a series of cable television, radio, print, digital and outdoor advertisements. Now, these ads highlighted the Boston guys as they demonstrated Hopper with Sling consumer-friendly features.

In addition to the Hopper, our dishNET service launch has been a big success. To recap, back in October we introduced a new broadband satellite service, which makes available faster speeds, greater capacity and lower cost to the more than 15 million unserved or underserved American homes. Now, following the launch of dishNET, we’ve experienced solid broadband satellite growth. In understanding the importance of owning the bundle, dishNET moves us a giant step closer to delivering a complete entertainment package to our customers.

So in the first quarter we grew total pay TV and dishNET broadband customers by over 100,000, 36,000 for pay TV and 66,000 for broadband. And almost all of our broadband satellite customers are bundled with pay TV. Of course, this leverages our operational scale and also provides us with a stickier customer. Now, while our pay TV customer additions were down from last year, we did successfully implement our February price increase. Our customer service and retention teams did an excellent job, which is evident in our 1.47% churn rate for the quarter.

Now, to provide you all with additional details on our financial performance, here is our CFO, Robert Olson.

Robert E. Olson, Chief Financial Officer & Executive Vice President

Thank you. As Joe noted, we continue to make solid progress in growing our core businesses. Our pay TV base increased by 36,000 subscribers in the quarter. While this was less growth than we saw in first quarter 2012, it was not unexpected due to the price increase this year. Pay TV churn in the quarter was up 12 basis points year-over-year but roughly equal to first quarter 2011, the last time we took a price increase.

Our broadband business continues to experience solid growth. Gross activations of 83,000 in the quarter were significantly higher than the 14,000 activations we achieved in the first quarter last year as well as the 57,000 activations we recorded in the fourth quarter. We ended the quarter with 249,000 broadband subscribers.

Subscriber-related revenue was up $128 million or 4% in the first quarter compared to last year. This growth was largely driven by pay TV ARPU, which is up $2.30 or 3% year-over-year. We saw about half of the benefit of our price increase in the first quarter, and we expect to see the full year-over-year benefit in the second quarter. Our broadband business accounted for $20 million of the revenue increase.

Subscriber-related expenses increased by 8.5% in the first quarter versus last year. This increase was largely due to higher pay TV programming expense that also saw additional retention upgrade expenses in the quarter and also higher broadband subscriber related expenses. The higher programming costs were primarily driven by increases in our contractual rates. The retention expense increase was partly due to existing customer upgrades to the Hopper receiver system. The increased broadband expenses were driven by higher average subscriber levels.

Blockbuster was roughly breakeven in the quarter. As we note in the 10-Q, we ended the quarter with approximately 650 domestic stores. Blockbuster UK revenue and income was included only through January 16, the date of the UK administration. Our SAC for the quarter was $882, which was up considerably versus our recent run rate. While we had mentioned that we would see an increase in SAC on our last earnings call, several of the drivers of the first quarter increase were short-term impacts. Just stepping through the major variances, advertising was up $44 per activation year-over-year, associated with the introduction of the Hopper with Sling set-top box.

We expect advertising to remain at these higher levels in the second quarter and then return to more normal run rates in the third quarter. Other non-capitalized costs were up $25 per activation, primarily due to an increase in inventory subsidies provided to third-party sales channels, which was largely a one-time impact in the first quarter.

Finally, capitalized equipment was up $66 year-over-year due to three reasons. First, we had higher Hopper take rates. Second, the unit cost of the Hopper with Sling set-top box is currently higher than the original Hopper receiver. And third, we disproportionately used new rather than remanufactured non-Hopper set-top boxes in the quarter. Of these drivers, we expect the higher Hopper take rates to continue. On the other hand, the unit cost of new Hopper with Sling receivers will decline steadily through 2013 as we gain scale. We expect SAC to return to a more normal run rate by third quarter.

Administrative expenses were down $106 million year-over-year in the quarter. This reduction was a result of fewer Blockbuster domestic stores and the deconsolidation of Blockbuster UK business. G&A expenses for the DISH pay TV business were slightly better year-over-year.

Interest income was up $30 million year-over-year, driven by higher balances of cash and marketable securities and by the mix of marketable securities. Interest expense was up $23 million due to increased debt levels. Other income decreased year-over-year due to the $99 million gain we recorded on DBSD bonds in first quarter 2012.

Despite the one-time items driving up SAC, we generated $375 million of free cash flow in the first quarter. We still expect free cash flow to be slightly higher than net income for the full year 2013.

Let me now turn it back to Joe before we start Q&A.

Joseph P. Clayton, President, Chief Executive Officer & Director

Thanks, Robert. Given our first quarter performance, DISH is on the right path, growing high volume customers and high value customers, reenergizing the brand and increasing revenue as we move forward. We are also making the strategic investments necessary for our long-term growth.

Thanks for joining us today for our first quarter earnings call. Now we’ll open it up to your questions. And we’ll start with questions from the financial analysts. And when we’re finished with those, we’ll open the line up for questions from the media.

Okay, Beth.

 QUESTION AND ANSWER SECTION

Operator:  Our first question from our analysts’ community is Doug Mitchelson, Deutsche Bank. Your line is open.

<Q — Doug Mitchelson — Deutsche Bank Securities, Inc.>: Oh, thanks so much. A question for Charlie and Tom and then one for Joe. So we’ll start with Charlie and Tom. Is there anything you’ve learned subsequent to your Sprint bid announcement, whether it’s on your [ph] term (13:31) offensive with investors and regulators or from discussions with Sprint or your bankers, that’s been favorable or unfavorable relative to your initial view of the value of a DISH-Sprint tie-up?

<A — Charlie Ergen — DISH Network Corp.>: This is Charlie. I think that we haven’t been allowed to go into due diligence — we haven’t started due diligence yet on Sprint itself, so most of the information we have is obviously peripheral to that. But everything we’ve seen only makes us more confident. I think the biggest thing is SoftBank now has come in with more details about their synergies and build plans and so forth and so on. And there’s lot of good ideas in what they’re presenting, and a lot of synergies that are — most of the synergies, the vast majority of the synergies they’re talking about would also be available to us. And obviously they’ve had the benefit of a more active diligence process.

So I think that to SoftBank’s credit and to some degree our credit that there is a real value in Sprint that in a proper strategic fashion, whether that’d be with SoftBank or with DISH, that value creation can be achieved. And obviously that’s good for Sprint shareholders.

<Q — Doug Mitchelson — Deutsche Bank Securities, Inc.>: And are you still comfortable with how your bid is positioned relative to theirs?

<A — Charlie Ergen — DISH Network Corp.>: Yes, very comfortable because I think our bid today is $7 and a little over $7 baseline cash and their bid is $6.38. Based on the fact that he’s getting 45% of the company for $5.25 and then $7 for the other piece of it. So I think the interesting part of that is that — ultimately I think the way it really boils down, there’s a lot of sideshow stuff going on obviously in a big merger like this. But we believe in our synergies and we bid $7 because we believe in those synergies, or we bid actually a little more than $7 now depending on our stock price.

And they’ve now come up with more synergies. They actually come up with synergies that they are starting to articulate now, but they haven’t increased their bid based on those synergies. So if they — I would expect that if you — since we believe in our synergies, we bid at a higher price; if they believe in their synergies, I would expect that obviously they may top our bid. If they don’t believe in those synergies, obviously they wouldn’t.

<Q — Doug Mitchelson — Deutsche Bank Securities, Inc.>: Thanks, Charlie. A question for Joe. You’ve taken a more aggressive marketing posture than the company has historically and I think you said you’re very happy with how the Hopper is doing. Is there anything in the numbers that you see underneath the surface for subs brought in on these promotions over the past year that you can share that could help us understand how the Hopper investment is going to ultimately pay off? For example, is the average ARPU higher versus previous promotions? Is the average churn better versus previous promotions? Average credit scores better? Is there something underneath the surface regarding the promotional subs brought in in the last year that you can share with us?

<A — Joe Clayton — DISH Network Corp.>: I’m going to have Robert answer the first part and then I want to comment on that as well, Doug.

<A — Robert Olson — DISH Network Corp.>: Yes, Doug. This is Robert. Yes, I think Hopper is performing exactly as we expected. As you know, the average monthly revenue we receive from a

Hopper customer is about $10 per month. You haven’t really seen that in the ARPU yet because it’s still — the base is still growing. But over time that’s going to be a significant contributor to our ARPU.

We’ve seen, through the first year, churn about where we expected. It’s really kind of early to tell sort of the long-term benefits of the Hopper until you’ve had customers for a couple years. So right now everything’s right on track.

<A — Joe Clayton — DISH Network Corp.>: Yes. Doug, this Joe. Obviously we want to sell a better mix here with Hopper and Hopper with Sling. And the credit scores are better. They buy more of our services and additional packages. I firmly believe churn will be lower as we move forward. And to some degree, it’s kind of like at a conundrum given this particular point in time. We’re a little bit being a victim of our own success. We’re selling Hoppers probably at a faster take rate than we might have thought originally. And it’s becoming a greater part of our sales mix.

As Robert said earlier, the product cost reductions, which come with longer time and greater volume, have not really kicked in yet, but they will as we move into the second half of the year, as the volume grows even greater. So we see this as a very positive sign to our business. But it does necessitate upfront spending and costs to generate this positive momentum.

<A — Bernie Han — DISH Network Corp.>: And this is Bernie. The reason Robert mentioned it’ll take a little while for us to see the churn benefit, the product being so new, most of the customers who have the Hopper, whether they’re new or whether they were upgraded, they’re still in the commitment period, and typically our churn is relatively low in the commitment period. In that period what we’ve seen so far is that the Hopper churn has been a bit lower than our traditional equipment. But like I said, it’s in a period where churn is naturally pretty low already. When we look at things like surveys of customer satisfaction, the customers that do get the Hopper definitely does skew quite a bit better than customers on our prior equipment.

<Q — Doug Mitchelson — Deutsche Bank Securities, Inc.>: Very helpful. Thank you all very much.

Operator:  Your next question comes from the line of Ben Swinburne, Morgan Stanley. Your line is open.

<Q — Ben Swinburne — Morgan Stanley & Co. LLC>: I wanted to ask maybe Robert about the sub-related expenses on broadband. I think there were $28 million in the quarter. Securities of those were all wholesale payments throughout the store or if there were other expenses in there?

<A — Robert Olson — DISH Network Corp.>: Yes, Ben. As you obviously saw, we acquired a lot of new subs in the first quarter. The bulk of our sub-related expenses for broadband are in the wholesale payments either to EchoStar or ViaSat or CenturyLink. However, we also have some variable costs associated with those broadband subscribers.

And so if you’re trying to do the math on the broadband business, those variable costs in the first few months of the subscriber’s life are typically higher. They tend to call in more. We tend to solve more problems in the first few months than we do the longer tenure. So if you’re doing the math on the gross margins of the broadband business, it’s very difficult to do that in a business that’s growing so quickly.

As we get towards the end of the year, you’ll be at more of a steady state run rate on the gross margin. I think we’ve talked about this before, that we see the broadband business in the long term having roughly the same gross margins as the pay TV business.

<Q — Ben Swinburne — Morgan Stanley & Co. LLC>: Great.

<A — Joe Clayton — DISH Network Corp.>: And Ben, let me add to that, just like we need upfront investments in our Hopper and Hopper with Sling products, dishNET, our broadband satellite business, will require upfront investment for this new product introduction as well.

<Q — Ben Swinburne — Morgan Stanley & Co. LLC>: Makes sense. And if I could ask just a couple follow-ups quickly, Charlie, one of the numbers in the presentation from SoftBank that I’d love to hear your thoughts on was the $6 billion spectrum cost build-out over three years, I think, for your spectrum was in their slide deck, which was obviously a big number and part of their argument. I wondered if you had any thoughts on that piece. And then Joe, we heard from DirectTV they’re very happy with Genie. It sounds like Genie and Hopper are doing very well. How do you compare those two products in your mind and do you think you guys are moving ahead of cable perhaps?

<A — Joe Clayton — DISH Network Corp.>: Charlie, let me take the last one first, and then we’ll turn it back to you. The comparison on Hopper and Genie is probably a lot of smoke and mirrors, at least from their standpoint, because they do not have PrimeTime Anytime. They do not have AutoHop. They have a 1-terrabit hard drive. Hopper has 2-terrabit hard drives, so it’s 2,000 — double the storage capacity. They do not have DISH Anywhere. They do not have Hopper Transfers. And they do not have the Hopper second-screen app. So if you’re taking account here, I would say, just by the number standpoint, we are far superior in terms of features and customer experience.

I’ll give Charlie, you can take the second part of the question.

<A — Charlie Ergen — DISH Network Corp.>: Thanks. And then I’d just add to the Hopper. I mean, I think every review that’s been done, particularly the Hopper has gotten almost the highest rating you can get, five stars or four and a half stars in every review I’ve seen. I’ve seen a dozen of them. And when compared to the Genie, it’s always come out ahead of the Genie.

Having said that, I think DirecTV does perhaps a better job from the marketing front. Obviously, they’re able to run network commercials and we’re not able to do that because the networks won’t run our commercials due to AutoHop. But I think their marketing is quite good and they’ve traditionally done a really good job of marketing.

So I think we have lots — we start with fundamentally what you want, which is a great product. And the satisfaction scores are not only better; they’re pretty much off the chart versus our traditional product. But we’ve got to do a better job of making sure people understand the product and experience the product from a marketing perspective. We’ve got a good team that’s committed to doing that.

On the SoftBank proposal, that was an interesting thing that I didn’t totally understand myself, to be honest with you, because we’re bringing $10 billion of spectrum and we got no credit for that in their presentation. In fact, we got a negative synergy of $6 billion to build it out. If that was the case, obviously what we would do is to sell the spectrum. We would look exactly like the SoftBank offer except we would come in with $10 billion of cash versus the $5 billion incremental cash that they’re coming in. So that is the baseline if you didn’t think the spectrum had any value or you thought the build-out cost was going to be expensive. You just sell the spectrum, now you’ve got $10 billion of cash, or more probably.

So having said that, I do think that they bring up a good point, which is ultimately the synergy and the value to Sprint is going to be a big, big, big portion, and maybe the most important portion is who would be able to build out the network more efficiently. And we think DISH wins on all counts there because we bring both low-band spectrum or 700-megahertz spectrum and we bring mid-band spectrum, which is adjacent to Sprint’s spectrum, so it fits — its propagation characteristics are almost identical to the propagation characteristics of Sprint’s current, and we do fit on the towers and we propagate the same amount.

So from a network system design, right, if the analysis is done in total, I think you’ll find out that ultimately the build-out for DISH Sprint would be that we can add a lot of capacity on the same towers and propagate the same amount without having to use as much of the 2.5 Clearwire spectrum, which means we need less towers or we have more coverage.

And secondarily, one of the big problems Sprint has is in fact national coverage, and we think that our low-band spectrum in conjunction with their spectrum gives them additional capacity to make the build-out for coverage much more inexpensive. And that ultimately will end up with our spectrum, you’re going to end up with much, much more than $10 billion of value because you’re going to get the value of capacity and throughput and so forth and so on and then you’re going to get additional CapEx savings of billions of dollars. And then you’re going to get ongoing OpEx savings and net-net that’s going to be a pretty big number.

But I did think that was a little bit of sleight of hand to try to show that our spectrum was actually a negative synergy of $6 billion. The worst case is it would be a positive of $10 billion and that’s if you sold it.

<Q — Ben Swinburne — Morgan Stanley & Co. LLC>: Right.

<A — Charlie Ergen — DISH Network Corp.>: Right? Now you wouldn’t want to sell it, because it’d be in the hands of your competitor; it would make them stronger. And the fact that they would pay $10 billion for it only means that it must have some value to them and make them stronger. You wouldn’t want to do that; you’d want to have that asset in the company.

<Q — Ben Swinburne — Morgan Stanley & Co. LLC>: Yes. Thanks, guys.

Operator:  Your next question comes from the line of Marci Ryvicker, Wells Fargo. Your line is open.

<Q — Marci Ryvicker — Wells Fargo Securities LLC>: Thanks. I have one for Charlie and one for Joseph. First, for Charlie, what’s your degree of confidence at this point that your acquisition of Sprint can get done? And if it doesn’t, does positioning with T-Mo give you the same thing that you could get with Sprint?

<A — Charlie Ergen — DISH Network Corp.>: Okay. Well, I think from a regulatory point of view, I don’t have any doubt that DISH Sprint can get done. And I have no doubt that we have a higher offer on the table, right. We’re not going to have a regulatory problem. We don’t have a CFIUS review; we’re not in the business today. We don’t make [ph] any of the indexes at the Justice Department (27:06). And the FCC desperately wants more competition to the big guys in the business. So I’m not worried about that.

Obviously I think we have a better offer in front of Sprint today. I believe that based on what I’ve seen in the last few days from Softbank presentations and the synergies that they believe are out there, obviously I would expect that based on that alone, they would probably look at — attain quite a bit more for Sprint than we’ve offered so far. I mean, I think that’s just realistic. If you’ve got that kind of synergy and you believe in that kind of synergy, shareholders are going to demand a piece of that upfront. They’re not going to give you 70% of that synergy at $5.25 a share or whatever. So I think realistically, the curtain is now up on Sprint, both DISH and SoftBank see tremendous value there, shareholders are going to be the winners, and who knows where this goes.

And you had a question for Joe?

<Q — Marci Ryvicker — Wells Fargo Securities LLC>: Yes. So Joe, I think people are under-appreciating the dishNET business and how fast it’s expanding. You mentioned like a 15 million target market. What’s your goal in terms of penetration here and how long does it take you to get there?

<A — Joe Clayton — DISH Network Corp.>: Well, quite honestly, we’re pleased with the take rates so far. And we believe the market is pretty vast and that’s one of the reasons that we’re getting the capability of the satellite service both from ViaSat and from HughesNet, our sister company. We believe that the additional capacity will allow us to attract more customers and the market, of course, is — at least we believe given the capacity that’s currently available, between 1 million and 2 million customers, given the two satellites that are currently available. I think there’s also been comments about they’re going to launch additional satellites going forward. I don’t have the particulars on that. But I believe ViaSat has announced that. I won’t speak for Hughes.

But obviously all of the participating parties see bigger upside in the broadband business, mostly for rural America going forward. So that’s the reason we’ve taken such an aggressive stance on it. And remember, broadband satellite, the majority of all of our customers are bundled with our pay TV service, which gives us a stickier customer and a higher average ARPU.

<Q — Marci Ryvicker — Wells Fargo Securities LLC>: Great. Thank you.

Operator:  Your next question comes from the line of Philip Cusick, JPMorgan. Your line is open.

<Q — Phil Cusick — JPMorgan Securities LLC>: Hi. Two questions if I can. First, for Charlie, what’s holding up the due diligence with Sprint? Is it the guaranteed financing or is there something else? And then for Joe, if I may, as we look at program and cost ramping, are you adding in mobile rights for eventual cloud-based streaming to mobile devices in your negotiations or do you plan on relying on Hopper and Sling for mobility over time? Thanks.

<A — Charlie Ergen — DISH Network Corp.>: This is Charlie. I’ll probably just take both of those just because it’s easier, and we’re in different places, so we’re not all together. The due diligence is — I guess what I’d say is we’re having conversations with Sprint and so people are engaged. And at this point, we have no reason to think that they’re do anything but going through the right things that the special committee and Sprint should be doing to analyze offers. It’s obviously, as you know, primarily a one-way conversation where we are providing the information to them so they’re more — they’re doing due diligence on us.

Obviously, at some point, we have a highly confident letter we’ll then turn that into a commitment, a firm commitment. Well, the problem is we — it’s a little bit of chicken and egg. The firm commitment does have a cost to us to do that, and we want to make sure that we get in the position where they could tell us that based on their due diligence that we in fact do have — that they believe we are a superior, will lead to a superior offer and that the only thing standing in the way of them coming to that conclusion is in fact the commitment, at which point we’ll present the commitment to them, and then we’ll incur those costs to do that.

We don’t want to incur those costs and then have them say, well, we don’t — everything’s great but we’re worried about this or this or we need more information on that. So it’s kind of a chicken and egg thing. And then obviously...

<A — Charlie Ergen — DISH Network Corp.>: Obviously for us, our bid is contingent on the fact that we get to do due diligence, right, and so we know a lot about Sprint. We obviously had meetings with them in the past. We know a lot about Clearwire. But there are things like the network architecture that are key components and key value drivers and key CapEx, OpEx things that you want to make sure you’re going through with their team and getting their input into how they — do they agree with our analysis or do they have other ideas beyond the ones that we have.

<Q — Phil Cusick — JPMorgan Securities LLC>: Okay.

<A — Charlie Ergen — DISH Network Corp.>: And on the programming rights, our programming rights are varied today, but in some cases, we have mobile rights today. In some cases our contracts are silent. In some cases we would get those upon renewal. And in all cases, without any change to our contracts, we could use obviously the Hopper Sling product to do that.

So it’s a very valuable asset that we have in the Sprint DISH merger that we really haven’t put in our synergy number. But the fact is you wouldn’t be able to duplicate our contracts very easily and certainly wouldn’t, with the kind of pricing that we have, and those numbers alone would probably be well in excess of maybe the handset synergy that SoftBank might have.

<Q — Phil Cusick — JPMorgan Securities LLC>: Got it. Thank you. Operator:  Your next question comes from the line of Jeff Wlodarczak, Pivotal Research.

<Q — Jeff Wlodarczak — Pivotal Research Group LLC>: Hey guys, two for Charlie and one other one. Charlie, I wanted to get your thoughts about potentially bringing a new partner for your Sprint bid like a Docomo. And then let’s say your Sprint deal falls through, hopefully it doesn’t, and you sell the spectrum and you’re sitting on say $18 billion in cash. Do you see interesting places just to pull that capital outside of wireless?

<A — Charlie Ergen — DISH Network Corp.>: I think the way it will play out, to the extent that — I mean obviously, there’s a certain — as a shareholder, right, and I’m kind of in last place behind everybody else from an equity perspective. There’s only so much debt that we’d be willing to take on at DISH through the Sprint deal, right. So there’s a limit to how much we can bid, and then obviously to the extent that the bidding war got higher, obviously we’d have to take on — we’d have to look to take on a partner to be able to continue in a big way to do that, and there’d be many options potentially to do that. Whether that makes sense for us to do or not, we’d have to cross that bridge if we ever get to it.

If we’re unsuccessful with Sprint, obviously we have a lot of options. It could include selling spectrum, it could include selling the whole company or it could include partnering with somebody else in the wireless business. And I think in the event that we fail, and sometimes we do fail, in the acquisition effort, not because we don’t see value there, but we just might get in a situation where somebody can spend more money. Then we have other options.

As a chairman and a shareholder, it’s exactly the place you want to be, which is our preference. We see huge value in Sprint Clearwire. We’ve told you what we think our synergies are. We obviously have put our money where our mouth is in bidding and increasing our bid over where SoftBank is today. That’s our preference. That’s what we’re totally focused on. But we understand that SoftBank sees value there too and they’ve now showed that they see even increased value there. And we realize they’re a formidable competitor and we had to be prepared to win and we had to be prepared to lose.

<Q — Jeff Wlodarczak — Pivotal Research Group LLC>: Fair enough. And then I was just going to say the second part was on corporate CapEx. It’s a lot higher than last year at $6 million, $7 million. Charlie, did you need a new G6 or what was sort of behind that big year-over-year increase?

<A — Robert Olson — DISH Network Corp.>: Yes, Jim. This is Robert. I’ll take that, Charlie.

<A — Charlie Ergen — DISH Network Corp.>: You know better than I’d drive a G6.

<Q — Jeff Wlodarczak — Pivotal Research Group LLC>: Nobody laughed. I was like, oh, it went with a thud that you guys [indiscernible] (36:26). Just wondering about that.

<A — Robert Olson — DISH Network Corp.>: So, Jeff, let me kind of break that down for you. There are a number of factors that impact CapEx on a year-over-year basis. Earlier in my remarks I talked about the Hopper with Sling. Currently it’s a little bit higher unit cost than our original Hopper. By year-end the unit cost will be down roughly 10% relative to the beginning of the year, so we’ll get some benefit there. As Joe has mentioned, the take rate on the Hopper has been quite good so that’s driving more new receivers.

One of the subtleties that we had in our 10-Q, our non-Hopper receivers which we call VIP receivers, which are MPEG-4 receivers, we basically have stopped ordering those because we can just rely on remanufactured receivers. But to gain a little bit of operating efficiencies, we pretty much cleared out most of the new receivers of that type in the first quarter; that drove up CapEx a little bit.

Another driver is the broadband business, which we had very little CapEx associated with that. Last year we have I think around $15 million, $16 million of CapEx in first quarter this year. And then the final item is that, as you know, we are capitalizing the interest associated with the spectrum purchases. That’s about a little bit north of $30 million a quarter that was not in first quarter last year.

<Q — Jeff Wlodarczak — Pivotal Research Group LLC>: Okay. So that’s mainly what it was. Thank you very much.

Operator:  Your next question comes from the line of Mike McCormack, Nomura Securities. Your line is open.

<Q — Mike McCormack — Nomura Securities International, Inc.>: Hey, guys. Thanks. Maybe just a quick comment regarding industry competitiveness. Looks like satellite as a category is going to be down somewhere around 70% on net adds on a year-over-year basis. Is this the single product issue really coming to a head? And then secondly, thinking about the credit quality issues that you guys brought up with respect to churn, are those customers — I mean, I’m assuming value seekers. Are they going to move to OTT if they’re not able to afford your services? Thanks.

<A — Charlie Ergen — DISH Network Corp.>: Yes. This is Charlie. I’ll just give you a big picture thing. I mean, obviously I think we recognized several years ago that pay TV is a business in terms of the big linear packages that you see where customers are spending $1,000 a year. That’s probably a relatively mature business and you’ve kind of seen that the last couple years and that’s a relatively mature business. I think satellites performed better within that mature business. There are opportunities there, DirecTV with the Genie as with the Hopper, where we give people a different experience, an experience that they can’t get anywhere else. And so I think there’s some opportunities to continue to grow the business, but it obviously gets a little bit tougher; then you have to be a bit more creative in how you do it.

Having said that, obviously we’ve seen opportunity in satellite broadband, which is very much an equivalent of the video customer that we think has continued growth. Obviously DirecTV is having growth in Latin America. We think that as OTT happens, that’s a place we can participate. We’ve done a lot of things there to be able to participate in that business if it becomes a reality. And then obviously from a transformational point of view, with spectrum, we believe that we can be involved in both the wireless side that’s the transformation stuff, which would reinvigorate potential growth.

And certainly that kind of product you can gain market share; even if the business was mature, you probably can gain market share. And it’s probably not mature because now you can offer different products for video than are offered today. Like mobile video or tying in to your home system and our video on the go on tablets and things like that. So it’s a whole other industry that maybe doesn’t exist really today, so there’s tremendous opportunity there.

So I think we’re well positioned for — nothing’s happened that we didn’t think was going to happen. Quite frankly, the linear video business big bang has performed better than we thought it would. We thought the recession would kind of knock its legs out from under it. It didn’t really happen. The programmers primarily haven’t moved to OTT. We thought they might. It appears that they’re not doing that, that they’re staying with the kind of authentication model, as opposed to an OTT model.

So it looks like the industry for the foreseeable future is going to continue down a path, a mature path with maybe some companies willing to spend a little bit more money for acquisition than others and maybe small shifts in the marketplace. But the fundamental change will come as you maybe move to OTT in years out and maybe our strategy of combining wireless, those could be fundamental changes.

<Q — Mike McCormack — Nomura Securities International, Inc.>: Charlie...

<A — Charlie Ergen — DISH Network Corp.>: The wireless, I think, will happen. I think we’ll be the leader in making that happen. But OTT looks like it’s on a slower growth path than I would have anticipated.

<Q — Mike McCormack — Nomura Securities International, Inc.>: Can you just give us any color or thoughts regarding the Sprint derivative investment in quarter two, Charlie?

<A — Charlie Ergen — DISH Network Corp.>: Well, I mean, I think it shows our seriousness in going after Sprint. I mean, I think some people maybe initially didn’t think we were serious. But we have — I don’t know what the total dollar amount there is, what is it, $600 million or $700 million? $600 million, I think, in total Sprint derivative acquisitions, so it just shows we’re serious and obviously in the Clearwire capital structure as well, so we see real value there and we’re happy to be a Sprint shareholder.

<Q — Mike McCormack — Nomura Securities International, Inc.>: Great. And any chance you guys can size up the non-pay disconnect or the credit quality issue?

<A — Charlie Ergen — DISH Network Corp.>: Maybe, Joe — maybe somebody on Joe’s team wants to take that. Bernie?

<A — Bernie Han — DISH Network Corp.>: Which issue are you alluding to?

<Q — Mike McCormack — Nomura Securities International, Inc.>: You talked about churn...

<A — Bernie Han — DISH Network Corp.>: Can you repeat the question?

<Q — Mike McCormack — Nomura Securities International, Inc.>: Yes. Churn is a little bit elevated based on credit quality of previous acquired customers. Just trying to get a sense for how big that is and how long it may last.

<A — Bernie Han — DISH Network Corp.>: There’s a little bit of that all the time, but nothing that happened in this quarter that was different than we always have. This quarter, as Robert talked about, was mostly influenced by doing our price increase, which we hadn’t done in two years, and the numbers we had for the quarter were very much in line with what we expected, basically in line with the last time we had done a price increase back in 2011. And so there was nothing on the non-pay front that was noteworthy.

<Q — Mike McCormack — Nomura Securities International, Inc.>: Great. Thanks, guys. Appreciate it.

Operator:  Your next question comes from the line of Jaison Blair, Telsey. Your line is open.

<Q — Jaison Blair — Telsey Advisory Group LLC>: Thanks for taking my call. Our understanding is that the SoftBank strategy for Sprint is to offer big buckets of low-priced data in densely populated areas. You’ve suggested one of the opportunities for Sprint is that DISH comes with many in its sub base that are outside the big metro markets. If you win Sprint, are those mutually exclusive strategies for you?

<A — Charlie Ergen — DISH Network Corp.>: Yes, this is Charlie. Those are not mutually exclusive strategies. I mean obviously I don’t disagree that a potential strategy is big buckets of data in densely populated areas. We certainly can do that with our spectrum, we certainly can do that better with our spectrum in addition to the Clearwire spectrum.

But I do think that Sprint has a fundamental problem that I haven’t seen addressed in some of the SoftBank presentation, which is Sprint still has a coverage problem. And so for example, I’m not a Sprint customer today, even though I’ve tested some of their phones, not because it doesn’t work well in Denver, it’s just that when I travel and I go to smaller communities and so forth, it doesn’t work. So there’s no price I would pay — even if I was given Sprint for free I wouldn’t use because it doesn’t work everywhere I go. And so obviously Verizon and, to a lesser degree, AT&T work just about anywhere you go.

And so I think that you fundamentally, ultimately, once you have the spectrum, which we obviously would have, and we bring more of it in SoftBank, you still ultimately have to have a great network. And you can’t focus just on the metro areas, or high density areas, you’ve got to get your coverage better and obviously — you don’t want to pay big roaming fees because then it’s not economical.

So I think that we’re better positioned to do that with our low-band spectrum in combination with their spectrum. So I think it’s — those are the kind of things that when we go through due diligence particularly as we get input from Sprint themselves and their network people, I think that ultimately, we’ll find that the — as opposed to the $6 billion that it would supposedly be to build our network out, we’re going to find that we’re spending $6 billion less than the other guys and we’re getting more coverage for it.

So I don’t know the exact number because I haven’t done the due diligence, but I think fundamentally, good networking engineers understand that our low-band spectrum does propagate farther than 2.5. And when it does, that means you can extend coverage for the same price, right. And so Sprint, our vision would be to attack both Sprint issues. One is to add more capacity and then another would be to add more coverage.

<Q — Jaison Blair — Telsey Advisory Group LLC>: And Charlie, if you don’t win, can you talk about other alternatives for your spectrum portfolio? Could you contribute it to an operating partner? Is there potential for you to do some sort of wholesale hosting deal where you could sell capacity to the industry?

<A — Charlie Ergen — DISH Network Corp.>: There is potential for that. That’s really what LightSquared was going to do. I think that is a possibility, but not maybe first on your list of what you do with your spectrum. But you certainly could go out and build spectrum and just have every vendor be able to use it. I think that gets to be difficult for a lot of reasons, but not impossible.

<A — Tom Cullen — DISH Network Corp.>: Yes. This is Tom. I’d just say that we know we have options with our spectrum but right now the focus is on Sprint. And to the earlier question, you want to put the spectrum to the highest and best use in each geographic area. So in a top urban market, that best use for that depth of spectrum is probably mobile data capacity. Whereas in other areas of the country where you may not have as much of a spectrum crunch, you have that depth of spectrum. And as we presented in our presentation we see areas of the country where we can be a viable fixed broadband provider, which will help serve the communities in the country that are unserved or underserved for broadband today. And again in that area you’re not going to have as much mobile data capacity requirement and therefore you have the luxury of using more of your spectrum depth.

<Q — Jaison Blair — Telsey Advisory Group LLC>: Great. If I could just pivot to a different topic. There are reports that John McCain is going to introduce into the broadcast spectrum auction legislation provisions aimed at breaking up programming bundles by offering channels to smaller groups or on an individual basis. Could you just handicap the odds of something happening in the puts and takes of a la carte for your business?

<A — Charlie Ergen — DISH Network Corp.>: This is Charlie, I mean I think only us, only DISH and Cablevision have been the two companies that have traditionally been for a la carte or smaller bundles. We haven’t changed that position because we just think it’s more consumer friendly. And we know that our customers pay for 200 channels and watch 15. But having said that, there are six big or five big groups that probably have enough clout in congress to at least my opinion would be to stop that kind of legislation today. We’ll see because we do have a Satellite Home Viewer Act, kind of must pass legislation. Maybe Stanton you want to give a bit on that.

<A — Stanton Dodge — DISH Network Corp.>: Yes, it’s up for reauthorization end of next year. So there’s a moving vehicle to take a whack at achieving some of that.

<A — Charlie Ergen — DISH Network Corp.>: Look, the marketplace is going to determine it, right. At the end of the day if the price of bundled programming gets too high consumers will start finding other ways to get it, they’ll get to smaller, they’ll get to offering incentives, they’ll go to OTT online even though it’s limited amount, they’ll steal programming. So ultimately there’s got to be creative ways to make sure you satisfy the customer needs and there’s an awful lot of people who the cheapest — the best way and best way to get them is to give them 200 channels at the price they get it because if it was a la carte, it actually might cost them more.

But there’s an awful lot of people who just don’t watch — don’t consume anywhere close to that number of channels in this economy. They’re looking to save money everywhere they can and as an industry, we have to able to accommodate them and I think most of us would like to look for creative solutions to do that. Ultimately I think that the programmers themselves will figure that out as well.

<Q — Jaison Blair — Telsey Advisory Group LLC>: Great. Thanks so much.

Operator:  Your next question comes from the line of Bryan Kraft, Evercore Partners. Your line is open.

<Q — Bryan Kraft — Evercore Partners (Securities)>: Hi, thanks. I just have two questions. One, I want to see if you could just update us on where you are on connected receivers. How many subscribers are connected to the Internet now? And a question for Charlie, I guess maybe a hypothetical question, but from your perspective, if they were to present themselves concurrently, what would be more attractive, a merger with DirecTV because of the synergies there and a reposition of the company or the acquisition of Sprint moving ahead on the wireless side? Thanks.

<A — Charlie Ergen — DISH Network Corp.>: Well, I’ll take both of those real quick just because — we don’t disclose our connected receivers, but obviously the Hopper Sling needs to be connected for the customer to get the benefit. So the vast majority of our high-end receivers are being connected and we see that as a strategic place we want to go is to connect receivers. And I think both us and DirecTV have focused on that the last several years. But the experience is really good when you have the Hopper and you’re connected and it’s a much better experience and does a lot more, so the vast majority of those are connected.

Our preference is Sprint. That’s our focus and that just makes the most sense for us because we transform — we would transform DISH and we’d transform Sprint. I mean, both companies get transformed in that process and it becomes a unique company; it’s something that nobody else can do inside and outside the home.

And while you’re right, there’d be tremendous synergies with DirecTV, it still would be — while there’d be a lot of synergy and it’d be bigger, it’s still the same company. You still would have to ultimately figure out how to transform that company long-term, in my opinion, because the video business is mature and ultimately it will go into the client base, at least our current — the current business. And so you want — when something goes to declining business, you want to have — you want to make sure that you’ve reinvigorated it. And that we can do with DISH Sprint. In other words, we don’t think we — in the video business, we’re not going to go into declining business. We’re going to go up and we think Sprint doesn’t ever decline; it goes up.

<Q — Bryan Kraft — Evercore Partners (Securities)>: Okay. Thank you.

Operator:  Your next question comes from the line of Amy Yong, Macquarie Capital. Your line is open.

<Q — Amy Yong — Macquarie Capital (USA), Inc.>: Thanks. Charlie, historically you haven’t really liked debt, so what gives you the comfort that you could lower the leverage on a combined Sprint DISH entity? And can you talk about the longer-term free cash flow characteristics of the combo? Thanks.

<A — Charlie Ergen — DISH Network Corp.>: Yes. No, I mean, as an equity holder, I don’t normally like debt. I like debt more now just based on where interest rates and capital markets are; the marketplace is certainly incentivizing you to take on debt and to the extent you have a place to put it that you can get good return, it does make some sense. But I think you have to be disciplined in it and I think that our approach with Sprint is to be disciplined.

I’m not concerned about the debt leverage that we would have going in for several reasons. First and foremost, in debt leverage, day one is less than 5 times, and in three years, it’s less than 2.5 times. And so the model itself with our current cash flow with the synergy that we bring, which we now think, having seen the Softbank presentations and seeing some of the synergies that we think may be realistic there, there’s probably additional synergies that we haven’t been able to — that they were able to identify in due diligence that we haven’t had a chance to do.

The second thing is that it’s a very asset-rich company, so we’ve got 230 megahertz, we’ve got 15 or 20 satellites, you’ve got a lot of other different assets. And if you wanted to get leveraged down even quicker, you could obviously sell assets, non-essential assets and get leveraged down quicker.

And then I think finally, I think there’s a lot of different potential partnerships and things that we could do that would reduce CapEx and perhaps we’d be in more the wholesale side of it in certain markets, particularly rural markets with customers we already deal with that are very interested in what we’re doing that would reduce some of the CapEx, OpEx needs and get us into the marketplace faster.

So I think there’s a number of levers that from a leverage point of view is not a concern at the levels we’d be today.

<Q — Amy Yong — Macquarie Capital (USA), Inc.>: Got it. Can you just clarify what assets you’re talking about in terms of selling?

<A — Charlie Ergen — DISH Network Corp.>: Well, I mean, I’m not talking about selling any assets. I don’t believe that it would be necessary, right. But you always want to — look, I’m conservative, so you always plan for a financial crisis or something to happen, right. But that major asset you have is you have 230 megahertz of spectrum, right? That spectrum alone, if you just put $0.50 a megahertz pop on it, you’re talking about over $50 billion of spectrum. So obviously you’ve seen Verizon very interested in the Clearwire spectrum. They’ve made an — obviously you saw DISH very interested in the Clearwire spectrum. So you have the ability to do that.

And then obviously DISH has satellites. Sometimes, normally we would lease — I mean, if we had our druthers, sometimes we’d lease those satellites. We wouldn’t construct them ourselves. Certainly from our point of view, there are people who would be interested in buying them and doing sale and leaseback kind of thing. We have real estate, so forth and so on. Sprint has assets; they have a long distance business and so forth. So there’s things you could sell. I don’t want to leave you with the impression that that’s what our plan would be. But I’m just saying that as an equity holder, it gives me some degree of comfort to know you’re a very asset-rich company.

<Q — Amy Yong — Macquarie Capital (USA), Inc.>: Got it. Thank you.

Operator:  Your next question comes from the line of Tuna Amobi, S&P Capital IQ. Your line is open.

<Q — Tuna Amobi — S&P Capital IQ>: Hi. Thank you so much. So I guess my first question, Charlie, is why do you think the broadcasters are a little bit still hesitant to kind of embrace your — this DVR? Clearly you guys are getting a lot of traction just based on your prepared remarks. So this is something the consumer really wants. And it seems that you’re doing that despite kind of the constraints of kind of getting the word out there, et cetera.

So I’m just kind of trying to understand, have you articulated the advertising model that can support a model like this and what kind of pushback are you getting? And within that context, how do you feel the whole news about [ph] radio (56:56) could actually help to shape that debate? Any kind of larger picture? Thoughts on that would be helpful. Thanks.

<A — Charlie Ergen — DISH Network Corp.>: Well, again, I think as Joe mentioned earlier, I think as a company we focus on the consumer. Once the consumer makes a decision, kind of in mass, there’s not really anything to the broadcasters or we can do to kind of change that regardless of what we do, right? And I think that’s happened with the DVR and people’s ability to push a button and fast-forward or skip the commercial. And every company in the pay TV business has a DVR that does that. We made that simpler to do it so that you can do it with one push of a button instead of multiple pushes of a button, but it essentially does the same thing.

So I think that the broadcasters obviously are — the advertising community, of course, has recognized that and so now the model changes somewhat, right? And we ultimately believe in a pay TV model. We actually believe in the broadcasting model and having a subscription model and an advertising model because otherwise we’d have to charge more to the customers. So it makes sense to do it, but it does with new technology make a lot more sense than if you’re going to do advertising to make it more efficient.

And by that I mean that we have the technology to serve up an ad to a particular individual or a particular geographic area so that everybody doesn’t watch the same commercial. We have the ability now to offer local ads when we’ve only have the ability in the past to do national ads. And as you know local ads are — the cable sells are probably 3 or 4 times more valuable than national ads sometimes. And we have the ability to serve up an interactive ad. So we’re presenting that technology to broadcasters. I think they understand that the model is changing. They wish that it didn’t change as fast as it is changing, right? I don’t think they’re happy with us for bringing it to everyone’s attention the way we did it. Maybe our timing really wasn’t as good as it could have been. But I think they recognize that in fact the model is changing and I think that they recognize that we agree with them on the two income stream model and I think they’re very interested in the technology that we’re talking about.

It gets even better when you get in the mobile side of it and also our second screen applications because now you have another place to put an advertisement. Of course, that’s an interactive ad. And when you get to the mobile space, since your phone is smart and knows where you are, right? And you can do a whole different set of things. So you do something different in your home, you do something different on your tablet, you do something different on your phone, and the total revenue for the advertiser is materially higher than it is today.

And so I think we’re bringing those technologies together and I think as we present those to more forward-thinking broadcasters, and there are some out there, they’re pretty excited about it. We have to execute, and we have to show them how to do it, and we have to show them how to make more money. But I have never yet met a programmer or a broadcaster who was against making more money.

Is that one more question or...

<A — Jason Kiser — DISH Network Corp.>: Why don’t we take one more next question and then [indiscernible] (1:00:36)?

<Q — Tuna Amobi — S&P Capital IQ>: I’ve got a quick follow-up...

<A — Charlie Ergen — DISH Network Corp.>: Go ahead.

<Q — Tuna Amobi — S&P Capital IQ>: I’m sorry. Quick follow-up, Charlie. Do you think that there’s a way to kind of leverage what Aereo is doing to achieve all of the goals that you just described or is this kind of mutually exclusive? I guess what I’m getting at is do you foresee a way that you might be able to work with an entity like Aereo to kind of meet all of these objectives? Thank you so much.

<A — Charlie Ergen — DISH Network Corp.>: Yes. With Aereo, I mean, we admire what they’re doing technically and it’s super innovative and obviously we indirectly get a benefit because it’s going to put some downward pressure on retransmission consent fees. But all things being equal, we prefer to work with the broadcasters to be able to offer a service that we would never be required because Aereo does charge money too. So their product is not free.

And broadcasters are equipped to do something similar themselves and so I think that we’re more likely to work with our existing partners today before we go out looking for a new partner. Obviously if our current broadcasting partners didn’t want to work with us, which I don’t think is the case, but if that were the case, we maybe wouldn’t have any options but Aereo. We admire what they’re doing but we think the current broadcasters today are the way to — they know they need to change and I think they will change. I guess that’s how I’d say it.

With that, thanks for the analyst calls. I think we’re going to stay on and do a few press calls, and analysts are certainly welcome to listen to that I guess, but we’ll take some press calls, I guess are for the record now, right?

Operator:  [Operator Instructions] Your first question comes from the line of Liana Baker of Thomson Reuters. Your line is open.

<Q — Liana Baker — Thomson Reuters>: Hi. Thanks so much again for letting the press ask questions. I really appreciate it. Charlie, I was wondering if you’re meeting with Masayoshi this week. We heard he’s in the U.S. And have you had any talks with potential partners? You mentioned that Sprint might be more expensive with debt levels so what kind of partners would you consider? There was some research that Carlos Slim could be a possibility. And also have you [ph] threatened (01:03:11) to sell the entire company before if this doesn’t work out? Thanks.

<A — Charlie Ergen — DISH Network Corp.>: Boy, you’re going to be three for three with no comment, I think. Look, on the last point, again, I think we said on an earlier call, I like where we are strategically. I hope that — and we’re going to work our darndest to get Sprint and we see value, we see a tremendous amount of value there in the company. And we’re going to bid as much as we have to. We’re going to bid as much as we can to get it. I mean, that’s all I can say, right.

If we lose and we know we have a formidable competitor in SoftBank and that’s if nobody else comes into the marketplace to bid, we know that they’re a formidable competitor. We’re highly respective of what they have achieved and we’re realistic that at the end of the day, at least they’re going to have more firepower than us. And if we lose, then we’re strategically positioned to do a number of things, right.

Theoretically, we could sell the company, right. We could have sold the company before we went after Sprint and we’ve been able — we could have sold the company for the last 30 years, so it’s always an option. It wouldn’t be my personal number one option, but it’s an option, and I think we’re prudent businesspeople. We run the company for our shareholders. We run the company for the benefit of our employees and our customers and we take those responsibilities seriously. And we will always try to make the best long-term decision for those constituencies.

<Q — Liana Baker — Thomson Reuters>: Got it. And then can you talk about this U.S. advantage that you’ve been mentioning in recent weeks of DISH owning Sprint?

<A — Charlie Ergen — DISH Network Corp.>: Yes. I mean, I think that as a U.S. company and dealing in the U.S., you always have an advantage. I mean obviously culturally there’s not a difference, right? And we certainly — because we’re in the subscription business similar to Sprint, we do many similar things today. And obviously geographically we would have an advantage. And obviously, I think I think even with SoftBank you can see that — Vodafone, who was a European company, ultimately failed in Japan, given that they were culturally different is one of the reasons; it might not have been the only reason. And SoftBank who at that point did not have experience in the wireless business was able to take over and build a tremendous business, right.

And in the U.S. they could run into the Vodafone experience or they could duplicate their experience. But anybody who’s run a business in a foreign country knows — in the same country knows it’s just materially easier. There’s a lot of obstacles when you go into a foreign country. And that does not mean they can’t be successful, but I think it’s harder. And I think we’ve had the advantage there. It’s a home field advantage, I mean, it’s worth about three points in Vegas. And I think it’s worth three points here.

<Q — Liana Baker — Thomson Reuters>: Got it. Thanks so much.

Operator:  Your next question comes from the line of Alex Sherman, Bloomberg. Your line is open.

<Q — Alex Sherman — Bloomberg News>: Two questions, guys, Charlie first. What role would you want to play at the new DISH Sprint? Would you stay as Chairman? Would you want to be CEO?

<A — Charlie Ergen — DISH Network Corp.>: I haven’t thought about that. And we’d certainly work with — the new DISH Sprint Board would kind of make those determinations. I’d say that look, I think that I would play whatever role people need me in. If that’s washing the dishes or getting pizzas I’m willing to do it. I just want to make the company successful and transform both our companies. And obviously there’s a role for anybody who wants to make Sprint DISH successful, right. Anybody who wants to win and wants to do what it takes to win, there’s going to be a role for him. And most people are going to be excited about that. Some people may not be, right. And they’ll exit. But most people will want to do that. I mean Sprint — I guarantee that Sprint employees want to be number one. And I guarantee that DISH employees want to be number one. And together you got a shot at doing that.

<Q — Alex Sherman — Bloomberg News>: And the second question I think has sort of been hinted that a couple times. But if SoftBank does raise its bid and Sprint falls through, is going after T-Mobile in a similar fashion option A?

<A — Charlie Ergen — DISH Network Corp.>: Well, I wouldn’t term it that way. Again, Option A, 1A, 2A, 3A is Sprint. If we fail and I think practical businesspeople and it sounds like from the tone of everybody’s questions today, everybody just assumes we’re going to fail, which is we’ve sometimes proven people wrong. Then there’s a lot of different options for them. Obviously another provider in the wireless business would be an option for us to partner with, acquire, merge, sell to, all of the above, right.

I mean I’d say it this way. Our spectrum is going to be used in the United States. It’s going to go somewhere, right. And let me say it here, it’s very difficult for SoftBank to outbid us. It’s very difficult for long-term shareholders. Long-term shareholders be very difficult because we bring 14 million homes and cash flow and 45 MHz both mid-band and low-band spectrum and we bring so many options and an installation network and programming contracts. We bring so much to the party that they don’t bring; it’d be very difficult.

And one thing that Sprint would have to consider is they have a chance to put our spectrum in their column. If they don’t, that spectrum is going to compete in some form or fashion with Sprint, right. And then the only thing I can tell you is when a football team has two great quarterbacks, they’ll never trade a quarterback to somebody in their same division. Because they’d have to play them, right. And so we have great spectrum.

Sprint has to think long and hard strategically whether they want that spectrum to go somewhere else. SoftBank on the other hand only has cash, right. And if they bring cash to the United States, they don’t really enhance anybody because ultimately spectrum is what you need. So AT&T with more cash doesn’t mean anything. AT&T with more spectrum is formidable. More formidable.

<Q — Alex Sherman — Bloomberg News>: Thanks, Charlie.

Operator:  Your next question comes from the line of [ph] Shelly Nar (01:10:18), Wall Street Journal. Your line is open.

<Q>: Hi, Charlie. It’s [ph] Shelly (01:10:22). Just wondering, a clarification on a question earlier asked. Are you willing to go to Sprint with committed financing and get the committed financing, pay the fees, even before Sprint gives you access to due diligence and the potentially superior go ahead? Or are you waiting for that before you get the committed financing?

<A — Charlie Ergen — DISH Network Corp.>: I’m willing to go with committed financing when they say that is the last remaining obstacle to us getting access to due diligence and potentially being the superior bid.

<Q>: Okay.

<A — Charlie Ergen — DISH Network Corp.>: Right. Then I’m willing to pay the money.

<Q>: And one more thing if I can, also following up on [indiscernible] (01:11:04).

<A — Charlie Ergen — DISH Network Corp.>: By the way, I’m not asking them for them like in you look at what happened with Dell and the special committee actually paid Dell -actually paid Blackstone’s diligence fees. I’m not asking for that, right? I’m saying I will pay it. I’ll go the extra mile, but I’ve got to know that they want to engage with us.

<Q>: Got you. And one more if I can, also following up on a previous one, it looks like pay TV providers as a whole are focusing on higher-value customers and you guys are doing that with the Hopper, too, folks who want advanced services. So does that mean those single-play customers of cable operators and perhaps lower-end video guys who subscribe with DISH, are they going over the top or do you have a sense on where they’re going?

<A — Charlie Ergen — DISH Network Corp.>: Well, as you know, because we’ve talked a lot about this, I mean, I think that there are people who are cutting the cord, right, from cable or satellite. It’s not huge, right, but it probably — and it probably — it will grow over time, but there are new household formations again, which we haven’t had for many years. And so that’s kind of a balancing act and that’s why I say we’re in a mature business and you’re looking at give or take a little bit, kind of no growth in the big, linear subscription packages. There is growth in things like Netflix or Amazon or Hulu or so forth, so there is growth in the video business. Our challenge and opportunity then is to be prepared technically for anything in the OTT business, right, and we’re starting to do stuff now. For example, we just started on the international side of the business where we have a number of international channels through OTT, right. That I think will be a good growing business for us. And if any other thing becomes available in OTT, we’ll look at it.

And we have to come out with innovative price. The Hopper does gain market share vis-à-vis our competitors. And I think DirecTV would say the same thing about the Genie. Because it gives you fundamentally a better experience as a video provider. When you can watch your TV everywhere and you automatically record your primetime shows, it’s just a better experience. And people who experience that are extremely pleased, they tell their friends about it, and we gain market share.

We probably lose a little market share through cord cutters or somebody who can’t afford $80 a month anymore. And they put up an offer antenna and go to Netflix and pay $7.99 and they get enough TV for their budget. And I think we have to be cognizant of that. It’s not the first time you’ve heard me say it.

<Q>: Right. Thank you, Charlie.

Operator:  Your next question comes from the line of Paul Taylor, Financial Times. Your line is open.

<Q — Paul Taylor — Financial Times>: Hi, Charlie. Thanks for taking this call. Brief question, the stakes you’ve taken, the derivative stakes you’ve taken in Clearwire and Sprint, I understand Sprint. What’s your thinking behind the stake that you’ve taken in Clearwire?

<A — Charlie Ergen — DISH Network Corp.>: Well, the Clearwire stake, first, we’d look at — we would like to acquire Clearwire in its entirety, obviously, but unbeknownst to us they sold control to Sprint, so we weren’t able to do that. But we thought it made sense — we just thought it made sense to be in the capital structure, it’s a bond that’s paying about — I think it’s paying about 12% or something I can’t remember, and we bought it at a discount, so we thought it made sense as an investment point of view and it had the added benefit, not only was it a good investment, it was a company that we would like to acquire, right?

<Q — Paul Taylor — Financial Times>: Right.

<A — Charlie Ergen — DISH Network Corp.>: So far we haven’t been able to acquire it. And you know, obviously Sprint has the majority control of that company today, so there’s really no way to acquire it without acquiring Sprint. And I think both us and SoftBank see clear value in Clearwire. When you look at — I mean, the ironic thing is if you looked at the synergies that we’re talking about and you look at the synergies that SoftBank talks about, a lot of those synergies are in Clearwire. And yet the Clearwire shareholders — and so we bid $3.30 a share for Clearwire because we were willing to give some of those synergies to Clearwire shareholders.

Obviously, at the current $2.97, the Clearwire shareholder gets virtually nothing of that synergy — I shouldn’t say — or gets very little of it. That’s why you never really want to put all your synergy out there because the shareholder then says, oh, I see what the value is. And then they can run — they go to their calculator, they run the math and say, well, you’re not paying me enough for my — so what you’d like to do and I think what SoftBank would have liked to have done would be — would put a bid out there and never have to tell anybody how high was the bid — right?

And I think that now that there’s a bidding war kind of indirectly for Clearwire and certainly directly for Sprint, now everybody’s going to have to go to shareholders and present their synergy, present their business plan, present their vision of the future and let the highest bid win.

<Q — Paul Taylor — Financial Times>: If I could just ...

<A — Charlie Ergen — DISH Network Corp.>: And that’s the way it ought to work.

<Q — Paul Taylor — Financial Times>: Okay. If I could just follow-up quickly, is there any path that you can see that you could appeal directly to Sprint shareholders?

<A — Charlie Ergen — DISH Network Corp.>: Well, this wouldn’t be my preference, but certainly there’s a path. I mean, I’m not that sophisticated in merger battles, and perhaps you could help me, but I’ve certainly seen from time to time there’s proxy fights and presentations directly to shareholders even when the management doesn’t side with you. I’ve certainly seen that in the past. I’ve certainly read about it. In the Financial Times.

<Q — Paul Taylor — Financial Times>: [indiscernible] (1:17:31) Yes.

<A — Charlie Ergen — DISH Network Corp.>: I mean, I think the general answer is we’re not ruling anything out.

<Q — Paul Taylor — Financial Times>: Right.

<A — Charlie Ergen — DISH Network Corp.>: I guess that’s the general answer.

<Q — Paul Taylor — Financial Times>: Okay, fair enough. Thank you.

Operator:  Your next question comes from Andy Vuong, Denver Post. Your line is open.

<Q — Andy Vuong — Denver Post>: Hey, Charlie. Just a couple follow-ups to earlier questions. On the committed financing, the cost to sort of take committed financing to Sprint, what is that cost? And does the fact that you’re not willing to do that until that’s like sort of at the very end, does that show that you perhaps feel that the deal that you’ve offered won’t get a fair shake from the Sprint Board? And not to hammer away at T-Mobile again, but can you speak about why Sprint makes a better merger partner for DISH than T-Mobile since T-Mobile appears to be sort of perhaps the more willing acquisition target? Thanks.

<A — Charlie Ergen — DISH Network Corp.>: Well, the second part of it, certainly, today, Sprint is a much more willing acquisition target than T-Mobile. I’m not aware — I mean, T-Mobile has talked maybe about selling their company, but Sprint is for sale. They have the for sale sign out and, in fact, have entered into a preliminary agreement to sell the company or sell control of the company. So there’s no question Sprint’s a more willing seller today.

Sprint, when you look at the kind of assets we have and you look at the assets that Sprint has, Sprint has a bit more scale. Sprint has a bigger spectrum position particularly with their control of Clearwire. And so we think that’s a better fit. It doesn’t mean that T-Mobile is not a good fit; it just means that at the price we’re offering today we think that Sprint’s a better fit.

And then on the committed financing, the only thing I can say is just prudent business, which is before we go — I think it’d be prudent on the special committee to make sure you have committed financing before they would declare you a superior offer. I mean, I think they would want that and we’re prepared to do it.

On the other hand it doesn’t make sense for us to spend a lot of money only to be told that’s not — there’s other — once we solve all their issues, there’s other issues that come up. To some degree, I’m a little bit — the Clearwire experience was not a great experience for us in terms of our ability to pursue that at the level that we thought we should have been able to do that based on many things that were told to us and the rules of the game kind of changed. Every time we did it was kind of like Whack-a-Mole. Every time we answered a question something else popped up and we just don’t want to get in that situation. And maybe we’re unrealistically concerned about that and we shouldn’t be but that’s been our experience. And so we just think it’s prudent.

And we see no reason why the special committee who’s going to want to get the best price for Sprint shareholders to — I don’t think they have — I don’t think they’re going to have a problem with that, right. And if we can’t answer all their questions on a lot of issues then we’ll never get to that point.

<Q — Andy Vuong — Denver Post>: And just a follow-up if I could, well there was a report out yesterday that said that they didn’t want to give access to their books to DISH even though you guys brought the financing in. So...

<A — Charlie Ergen — DISH Network Corp.>: Well, look, I’m...

<Q — Andy Vuong — Denver Post>: ...there’s some indication there.

<A — Charlie Ergen — DISH Network Corp.>: I think the way it should play out is — I don’t want to belabor this point, but when they look us in the eye and say we will give you access to the books because we believe you potentially will lead to a superior offer and that the only thing left — and the only thing that’s left is your committed financing, then we’ll give them the committed financing. All right. But what we don’t want to do is give them committed financing and then still have other questions beyond the committed financing, and that’s the situation we’re in today, which is it’s a one-way conversation as you know.

They’re asking us — they’re doing due diligence on DISH. We’re providing information to them. As far as we know, that’s the way the process should work and that the special committee is doing a good job of doing their fiduciary responsibility; we have nothing to indicate otherwise. Those conversations are ongoing, right? And we believe that we are answering their questions and that we’re putting ourself in the position for the committed financing to be the last issue, at which case we’ll provide it.

So I don’t think they’re going to have a problem with that, but we’ve got other — those are the steps and I would expect that obviously time is of the essence and I think that both the special committee and DISH are interested in — we want to start our due diligence as soon as we can.

<Q — Andy Vuong — Denver Post>: Okay, thanks.

Operator:  Your next question comes from the line of Jeff Williams, Satellite. Your line is open.

<Q — Jeff Williams — Satellite Business News>: Hi, Charlie. Quick question for you on Sprint. If Sprint and Clearwire don’t pan out, does DISH have enough of its own wireless spectrum to make or build its service on its own or you have to have a partner at some level?

<A — Charlie Ergen — DISH Network Corp.>: Jeff, I think it would be — I wouldn’t say it’s impossible, right, but I’ve said this — I think it’s — given the timeframe that we got our spectrum and the delays, I think it’d be very difficult for us to enter a market where there’s four established players as a fifth player. I think that’d be difficult. That’s sort of very far down the list of potential — it’s an option. Never say never. But that is very far down the list.

<Q — Jeff Williams — Satellite Business News>: Great. Thank you.

Operator:  Your next question comes from the line of Mike Farrell, Multichannel. Your line is open.

<Q — Mike Farrell — Multichannel News>: Hi, guys. Thanks again for doing the call. I have a question as far as your guys’ thoughts on Liberty Media’s investment in Charter and speculation that they may use Charter kind of as a consolidation vehicle and what kind of impact that might have on DISH, I mean since Charter basically operates primarily in the markets that you operate in. I mean, would having John Malone as a stronger competitor in your market kind of change the way you approach your customers? And would it make a Sprint deal that much more important to you to have that extra product in your quiver?

<A — Tom Cullen — DISH Network Corp.>: Hi, Mike. This is Tom Cullen. Frankly, I’m not surprised that we — first of all, we don’t know the motivations behind Liberty in their investment in Charter. But given the relative strength of the programmers in negotiations, it wouldn’t surprise me to see further consolidation in the multichannel pay TV business. And as you know, been around the business a long time, there’s direct synergy especially in the systems that are geographically adjacent and there’s many opportunities within the remaining cable MSO space to achieve greater efficiencies. So if that’s their motivation, it wouldn’t surprise me. But again, we don’t have any insight to that.

In terms of competition, I’m not sure it changes things dramatically. We compete vigorously in each of our local markets, as well as nationally. We’re already up against very large players in MSOs that are of near size or larger than we are. But to your last point and reinforcing what Charlie said earlier is by pursuing Sprint, we are seeing the opportunity to create a long-term competitive advantage and bring new and innovative services to customers that redefine the playing field. And so we think it’s incumbent upon us to pursue a growth strategy that kind of anticipates where consumers needs are going, and that’s not in yesterday’s pay TV model.

I think we have time for one more question, so who gets the last question?

Operator:  Your last question comes from the line of Greg Avery, Denver Business Journal. Your line is open.

<Q — Greg Avery — Denver Business Journal>: Thanks, guys, for taking questions today. I guess, I was curious whether the third-party bid, specifically Verizon, for Clearwire has changed the elements of this whole deal making for you guys in any way. And if so, how? And then the second question is just on the core business, when do you expect to start to see housing, the recovery in housing float the pay TV business again the way it once did? Or is that ever going to happen?

<A — Charlie Ergen — DISH Network Corp.>: Okay. Yes. I mean, obviously, I think that the Verizon bid just validates the value that SoftBank and DISH saw in Clearwire, right? And Clearwire faced more of a timing, balance sheet issue than anything else. And now that people are starting to realize the value of the 2.5 kind of TDD-LTE technology, which Clearwire really is the leader in today, I think people are just seeing more value there. And it was considered kind of swampland in the spectrum and now it’s kind of beachfront property, right? And so that value continues to go up, in my opinion. That’s just my opinion. And I think that Verizon saw that. I think SoftBank saw that. I think Clearwire management saw that. They just were in a — they’ve just been in an interesting position.

And then the housing — pickup in housing helps all providers, particularly satellite, from a video perspective. And so we haven’t seen a lot of growth there recently, so that’s a positive in the economy. But you also have headwinds of programming costs still going up and some people cutting the cords. So that’s kind of a balancing act that’s kind of going on right now and that’s why I say the market is relatively mature.

Thomas A Cullen, Executive Vice President-Corporate Development

Okay. All right, thanks, everybody. Thanks for your participation.

Operator:  This concludes today’s conference call. You may now disconnect. Thank you.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012 and any subsequent quarterly reports on Form 10-Q.  Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approvals for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized.  The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN,

THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov).  In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.  This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.

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